UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL (US) INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN I

Tyco International (US) Inc.

9 Roszel Road

Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.

Second Floor, 90 Pitts Bay Road

Pembroke, HM 08, Bermuda

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

(a)                                  Financial Statements:

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 4 hereof below in lieu of the requirements of Items 1 to 3.

(b)                                 Exhibits:

23.1                           Consent of Crowe Chizek and Company LLC, Independent Registered Public Accounting Firm

23.2                           Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm

Tyco International (US) Inc.

Retirement Savings and Investment Plan I

Financial Statements and Supplemental Schedule

December 31, 2006

With Report of Independent Registered Public

Accounting Firm

Tyco International (US) Inc.

Retirement Savings and Investment Plan I

*                    Refers to item number Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2006.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

  Tyco International (US) Inc. Retirement

  Savings and Investment Plan I

Princeton, New Jersey

We have audited the accompanying statement of net assets available for benefits of the Tyco International (US) Inc. Retirement Savings and Investment Plan I (“Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CROWE CHIZEK AND COMPANY LLC

Oak Brook, Illinois

June 21, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Tyco International (US) Inc. Retirement
Savings and Investment Plan I

We have audited the accompanying statement of net assets available for benefits of Tyco International (US) Inc. Retirement Savings and Investment Plan I (“Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U. S. generally accepted accounting principles.

/s/ Mitchell & Titus, LLP
June 26, 2006

Tyco International (US) Inc.

Retirement Savings and Investment Plan I

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments at fair value:
Investment in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust	$1,882,557,679	$1,733,576,255
Employer contributions receivable	11,707,491	11,555,149
Participants’ contributions receivable	2,528,799	2,847,874
Total receivables	14,236,290	14,403,023
Net assets reflecting all investments at fair value	1,896,793,969	1,747,979,278
Adjustment from fair value to contract value for fully benefit responsive contracts (Note 2)	5,124,175	4,481,629
Net assets available for benefits	$1,901,918,144	$1,752,460,907

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan I

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Sources of net assets
Investment income from the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust	$178,477,678
Employer contributions	73,999,749
Participants’ contributions	90,264,379
Total contributions	164,264,128
Total sources	342,741,806
Application of net assets
Benefits paid to participants	130,847,081
Administrative expenses	552,788
Total applications	131,399,869
Net increase prior to transfer to affiliated and other qualified plans	211,341,937
Transfer to affiliated and other qualified plans (Note 8)	(61,884,700)
Net increase in net assets available for benefits	149,457,237
Net assets available for benefits:
Beginning of year	1,752,460,907
End of year	$1,901,918,144

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan I

Notes to Financial Statements

December 31, 2006 and 2005

1.  Description of Plan

Effective October 1, 1978, the Simplex Salaried Employee Money Purchase Plan (“Simplex Plan”) was established for the benefit of eligible salaried employees. Effective January 1, 1988, the Simplex Plan was amended and restated in its entirety to change the name to the Tyco Laboratories, Inc. and Affiliate Companies Retirement Savings and Investment Plan (“Tyco Laboratories Plan”). Effective July 1, 1997, the Tyco Laboratories Plan was further amended and restated to change the name to Tyco International (US) Inc. Retirement Savings and Investment Plan I (the “Plan” or “Plan I”) and to allow basic after-tax contributions.

Effective August 3, 2002, the Plan was amended and restated to incorporate amendments made to the Plan after the January 1, 2001 restatement and reflects the reorganization of certain of the 401(k) retirement plans sponsored by Tyco International (US) Inc. in order to more closely align the participants in such plans with the various business units of the controlled group.

Effective September 30, 2006, in anticipation of the Separation discussed below, the Plan was amended to change the Plan Sponsor from Tyco International (US) Inc. to Citrine Management Corp. (“CMC” or “Plan Sponsor”).  The Plan is a defined contribution plan and is available to certain salaried and non-union hourly employees of Tyco affiliated companies (the “Companies”) employed by Tyco Electronics and Tyco Corporate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Selected Plan provisions are described below. Participants should refer to the Plan agreement and summary plan description for more complete information.

Separation, Acquisition and Divestiture Activities

On January 13, 2006, Tyco International and its subsidiaries (“TIL”), ultimate parent of the Plan Sponsor announced that its Board of Directors approved a plan to separate into three separate, publicly traded companies, Tyco Healthcare, Tyco Electronics, and a combination of Tyco Fire and Security and Engineered Products and Services. The transaction is expected to occur on June 29, 2007.  As a result of this transaction, several of the Tyco International (US) Inc. Retirement Savings and Investment Plans (RSIPs) will be changing plan sponsors. In addition assets will be transferred between the RSIPs, prior to the separation transaction, to align participants with their respective post separation company. See Note 10 (Subsequent Events) for updates.

On February 16, 2006, the Company closed the previously announced sale of the Plastics, Adhesives and Ludlow Coated Products businesses to a private investment company, Apollo Management, L.P. Effective April 13, 2006, based on the terms of the purchase agreement, a balance of approximately $121,200,000 was transferred for all Plastics, Adhesives and Ludlow Coated Products plan participants who were active at the time of the transaction to the new Company’s 401(k) plan, “Covalence Specialty Materials Corporation Retirement Savings and Incentive Plan”. At December 31, 2005, the majority of these participants had account balances in RSIP II, however there were some union employees with balances in RSIP V. In addition, there were some Corporate and Electronics employees who transferred with the sale that had balances in RSIP I.

As a result of these activities by TIL, there are certain related transfers (to) /from affiliated and other qualified plans. See Note 8 for detail of transferred balances.

Eligibility

Plan participants must be at least eighteen years old.

Contributions

Contributions are subject to Internal Revenue Code (“IRC”) limitations. Contributions to the Plan are funded on a per pay period basis, except for transitional benefits, which are paid annually.

Participants contributions—Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation. Currently, non highly compensated employees can contribute 35% of eligible compensation on a before and after tax basis. Highly compensated employees are limited to 11% of eligible compensation on a before tax basis and 4% on an after tax basis. Highly compensated employees eligible for Tyco’s non qualified plan (Supplemental Savings and Retirement Plan) are limited to 11% on a before tax basis not to exceed $12,000. They are not eligible to make after tax contributions.

Employer contributions—Certain voluntary contributions are matched by the Companies. Certain supplemental employer contributions are made based on the participants’ years of service in accordance with the terms of the Plan agreement. Employer contributions vary by participating Companies. Participants in the Plan who previously participated in certain plans sponsored by former employers may be eligible for transitional benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, employer contribution, and an allocation of  the Plan’s earnings, and is charged with participant fees, as applicable. Participants are entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies’ contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following three years of vesting service. Additionally, any participant who performs an hour of service after January 1, 2002 and is covered under a former employer’s graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer’s graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of credited service. However, participants from a former employer’s plan that was merged into the Plan could continue under the former plan’s vesting schedule. Amounts forfeited prior to vesting are used to reduce future employer contributions (including any required qualified non-elective contributions, if any) and/or to pay plan administrative expenses.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested contributions are forfeited at the time of termination.  Nonvested forfeitures may be used to reduce expenses or matching contributions. During 2006, forfeitures used to pay for administrative expenses and reduce employer contributions totaled $291,069 and $261,497, respectively.  At December 31, 2006 and 2005, forfeited nonvested accounts totaled $1,007,307 and $39,885, respectively.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis.

Participant Notes Receivable

Participants are allowed to borrow from their accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant’s vested balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured and bear a reasonable interest rate. Loans must be repaid through payroll deductions and upon termination of service; all loans must be repaid in full. Interest rates ranged from 4% to 11.50% at December 31, 2006 and 4% to 12% at December 31, 2005.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the participant’s vested interest in their account or to have an annuity purchased by the Plan on their behalf, in accordance with the terms of the Plan agreement.

Administrative Expenses

Expenses for participant loan and hardship withdrawal transactions are paid by the participant by reducing the participant’s account balance. Other expenses (generally including recordkeeping, communications, legal, consulting, and audit fees) incurred in the administration of the Plan are offset against forfeitures, except for certain investment fees which are offset against investment income.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institution Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on  the accrual method of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the “Master Trust”) with other Tyco sponsored defined contribution plans.

The Plan’s investment in the Master Trust is recorded at estimated fair value.  The fair values of the underlying common stock, registered investment companies investments and U.S. government agency securities of the Master Trust are determined based upon quoted market prices.  The fair values of the common collective trust fund investments held in the Master Trust  are based upon the net asset values of the funds as reported by the fund managers.  The fair values of the fully benefit-responsive investment contracts held in the Master Trust have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates.  The fair values of wrap contracts associated with synthetic investment contracts within the Master Trust have been based on  a replacement cost basis combined with a discounted cash flow methodology.  Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.  Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net assets available for benefits reflects the Plan’s interest in the contract value of the fully benefit-responsive investment contracts held in the Master Trust, because the Plan’s allocable share of the difference between fair value and contract value for these investments is presented as a separate adjustment in the statement of net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan records investment income (loss) from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

Adoption of New Accounting Standard

The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006.  Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held in the underlying investments of the Master Trust in which the Plan holds an interest are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits.  The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 and 2005.  The investment income reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amounts reflect the contract value of fully benefit responsive contracts held directly or indirectly by the Plan.

Adoption of the FSP resulted in a decrease of $4,481,629 from the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount now reflects the fair value of the Plan’s indirect interest in fully benefit-responsive contracts.

Benefit Payments

Benefit payments to participants are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

3.  Income Tax Status

The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4.  Risk and Uncertainties

The Master Trust, in which the Plan holds an interest, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.  Investments in the Master Trust

As explained in Note 2, the Plan’s assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company, the trustee for the Master Trust, holds the Master Trust’s investment assets, provides recordkeeping and administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 35% at December 31, 2006 and 2005. The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust.

The following table presents net assets available for benefits held in the Master Trust, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the Interest Income Fund held in the Master Trust. Certain amounts in the 2005 financial information have been reclassified to conform to the 2006 presentation.

	December 31,
	2006	2005
Assets
Investments at fair value
Interest bearing cash	$70,409,654	$39,363,899
Registered investment companies	2,664,477,098	2,769,573,585
Common collective trusts	774,789,142	471,983,575
Investment contracts	1,034,347,697	1,007,695,830
Tyco common stock	317,276,805	361,931,298
Other common stock	195,274,026	940
U.S. government agency securities	155,441,802	—
Corporate bonds	38,110,910	—
Other	13,128,697	—
Participant notes receivable	153,450,434	151,068,110
Total investments at fair value	5,416,706,265	4,801,617,237
Non-interest bearing cash	—	180,018,743
Other receivables	11,254,026	7,485,548

Other liabilities	(86,241,792)	(1,399,764)
Net assets reflecting all investments at fair value	5,341,718,499	4,987,721,764
Adjustment from fair value to contract value for fully benefit responsive contracts	14,562,953	13,136,983
Net assets available for benefits	$5,356,281,452	$5,000,858,747

Investment income for the Master Trust is as follows:

Year Ended December 31, 2006
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$190,184,144
Common collective trusts	105,492,908
Investment contracts	48,249,570
Tyco common stock	17,922,153
Other common stock	16,690,126
U.S. government agency securities and corporate bonds	7,932,140
Total net appreciation	386,471,041
Interest and dividends	107,818,198
Total investment income	$494,289,239

6.  Interest Income Fund

The Interest Income Fund (“Fund”) is a unitized fund offered exclusively to plans participating in the Master Trust,  and is comprised of fully benefit-responsive investment contracts issued by banks, insurance companies and other financial institutions (Issuers).  The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include but are not limited to:

•	Fund’s failure to qualify for exemption under Section 501(a) or qualification as a group trust under revenue ruling 81-100
•	Establishment of a competing fund or transfers to competing funds with equity wash
•	Adoption of amendments to Fund documents unless agreed to by issuer
•	Partial or complete termination of the Fund or any plan
•	Participant communications designed to induce or influence participants not to invest in Fund or to transfer assets out of the Fund
•	Group termination, group layoff, early retirement program
•	Merger or consolidation of any plan with another plan
•	Changes in laws, regulations or administrative positions that could result in substantial withdrawals from, or transfers out of, the Fund
•	Insolvency or bankruptcy with regard to the Fund or the contract holder

The contracts limit the circumstances under which the Issuers may terminate the contracts.  Examples of circumstances which would allow the Issuers to terminate the contracts include but are not limited to:

•	Management of the portfolio is not in accordance with investment management guidelines
•	Contract holder breaches any of its obligations under the wrap agreements (such as the obligation to pay wrap fees)
•	Any representation or warranty made by the contract holder becomes untrue
•	Replacement of investment manager without prior issuer consent
•	Qualified plans cease to meet the requirements of Section 401(a), 401(k) or 457
•	Wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA

  If one of these events were to occur, the Issuers could terminate the contracts at an amount less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than 0%.  The interest rates are reviewed on a monthly basis for resetting.  The key factors that influence future interest crediting rates could include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contracts.  The  Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  The positive adjustment indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.

	2006	2005
Average contract yield in the aggregate for all contracts:
Based on annualized earnings(1)	4.87%	4.52%
Based on interest rate credited to participants(2)	4.87%	4.52%

(1)             Computed by dividing the annualized one-day actual earnings on the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)             Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

7.  Related Party Transactions

The Plan invests in a unitized stock fund, Tyco Stock Fund (“Stock Fund”), which is comprised of a short-term investment fund component and common shares of TIL, ultimate parent of the Plan Sponsor. The unit values of the Stock Fund are recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and the Plan. Plan participants may direct 0% to 25% of their employee and employer contributions to the Stock Fund. In addition, participants may exchange a portion of their account balance into the Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Stock Fund to exceed 25%. During the year ended December 31, 2006, the Plan purchased units in the Stock Fund of approximately $7,800,000, sold units in the Stock Fund of approximately $31,500,000 and had net appreciation in the fair value of investments of approximately $6,100,000. The total value of the Plan’s investment in the Stock Fund was approximately $103,150,000 and $120,700,000 at December 31, 2006 and 2005, respectively.

Certain of the Plan’s assets are invested in registered investment companies for which Fidelity Management and Research Company (“FMR Corp.”) provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Corp. and/or its affiliates by the Plan during the year ended December 31, 2006 were approximately $177,565. These transactions, as well as participant loans, qualify as party in interest transactions.  Additionally, expenses in the amount of $113,494 were paid to Mitchell & Titus, LLP, Morgan, Lewis & Bockius, LLP and Mercer through an offset against forfeitures.  These qualify as party in interest transactions.

8.  Net Transfer to Affiliated and Other Qualified Plans

During the year ended December 31, 2006, assets transferred (to) from affiliated and other qualified plans were as follows:

Plan Name	Date Transferred	Assets Transferred
Net transfers from other RSIPs	Various	$24,525
Covalence Specialty Materials Corporation Retirement Savings and Incentive Plan	4/13/06	(1,042,571)
TTM Technologies 401K Retirement Plan	12/20/06	(60,866,654)
		$(61,884,700)

9.  Litigation Contingency

TIL and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. Two of the actions were filed in the United States District Court for the District of New Hampshire  and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The consolidated complaint purports to bring claims on behalf of the Plans and the participants therein and alleges that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following: related-party transactions and executive compensation; mergers and acquisitions and the accounting therefor, as well as allegedly undisclosed acquisitions; and misstatements of financial results.  The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in its shares when it was not a prudent investment.  The complaint seeks recovery of alleged plan losses arising from alleged breaches of fiduciary duties.  On January 12, 2005, the United States District Court for the District of New Hampshire denied, without prejudice, TIL's motion to dismiss certain additional individual defendants from the action. On January 20, 2005, plaintiffs filed a motion for class certification. On January 27, 2005, TIL answered the plaintiffs' consolidated complaint. Also, on January 28, 2005, TIL and certain individual defendants filed a motion for reconsideration of the Court's January 12, 2005 order, insofar as it related to the Tyco (US) Inc. Retirement Committee. On May 25, 2005, the Court denied the motion for reconsideration. On July 11, 2005, TIL and certain individual defendants opposed plaintiffs' motion for class certification. On August 15, 2006, the Court entered an order certifying a class “consisting of all participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002.”  On August 29, 2006, Tyco filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit.  On November 13, 2006, the Court denied Tyco’s petition.  On November 28, 2006, plaintiffs filed a motion seeking an order directing them to serve notice of the ERISA class action on potential class members, TIL did not object to service of notice on potential class members, and on January 11, 2007 plaintiffs filed a motion, assented to by TIL that proposed an agreed upon form of notice.  On January 18, 2007, the court granted that motion.  On  December 5, 2006, plaintiffs filed a motion seeking leave to file an amended complaint.  Subsequently, on January 10, 2007, plaintiffs filed a motion to withdraw their motion to amend the complaint without prejudice.  Based upon evaluations by the Plan’s legal counsel, management believes that the outcome of the above legal matters is subject to significant uncertainty such that the probability of any gain by the Plan is not determinable and the range of potential gain, if any, is not reasonably estimable.  TIL is paying all legal fees to defend these actions.

10.  Subsequent Events

In anticipation of the Separation discussed in Note 1, effective January 1, 2007, a newly established RSIP, RSIP IX, was established and the account balances for the RSIP VI Healthcare Puerto Rico participants and former participants were transferred to RSIP IX. Upon separation, the plan sponsorship for RSIP II and IX will transfer to Healthcare and the plan sponsorship for RSIP I will transfer to Electronics.

On February 8, 2007, CMC changed its name to Tyco International Management Company.

On June 7, 2007, TIL’s Board of Directors approved the spin-offs of Tyco Healthcare and Tyco Electronics through a tax-free dividend distribution to its shareholders.  The distributions will be made on June 29, 2007 to shareholders of record on June 18, 2007.

PLAN SPONSOR: CITRINE MANAGEMENT CORP.

PLAN NUMBER: 008

EIN: 20-5073412

Tyco International (US) Inc.

Retirement Savings and Investment Plan I

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Participant Loans	Interest rates ranging from 4.00% to 11.50%	**	$45,430,572

*                    Denotes a party-in-interest to the Plan.

**             Cost information not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN I

Date: June 22, 2007	/s/ JOHN G. NAWRATH
John G. Nawrath
Chairperson, Administrative Committee